Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Michael Waltrip Brewing Company
7951 Collin McKinney pkwy STE 150
McKinney , TX 75070
https://www.michaelwaltripbrewing.com/

Up to $1,234,996.60 in Class B Common Stock at $1.55
Minimum Target Amount: $9,999.05

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Michael Waltrip Brewing Company
Address: 7951 Collin McKinney pkwy STE 150 , McKinney , TX 75070
State of Incorporation: NV
Date Incorporated: September 25, 2019

Terms:

Equity

Offering Minimum: $9,999.05 | 6,451 shares of Class B Common Stock
Offering Maximum: $1,234,996.60 | 796,772 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.55
Minimum Investment Amount (per investor): $249.55

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Avid Investor Perks

Combo Tier 1

Invest $250+ within the first two weeks and receive 5% bonus shares.

Combo Tier 2

Invest $800+ within the first two weeks and receive 7% bonus shares.

Combo Tier 3

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Combo Tier 4

Invest $7,500+ within the first two weeks and receive 15% bonus shares.

Combo Tier 5

Invest $15,000+ within the first two weeks and receive 20% bonus shares.

Combo Tier 6

Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Combo Tier 7

Invest $50,000+ within the first two weeks and receive 30% bonus shares.

Combo Tier 8

Invest $125,000+ within the first two weeks and receive 75% bonus shares.

Amount-Based Perks:

$250+ | Membership – "Mikey's Pit Crew" Investor Community

Regular correspondence from the team, including + Michael Mikey's Pit Crew Membership certificate.

$800+ | Brewery Supporter Box

Membership – "Mikey's Pit Crew" Investor Community + Michael Waltrip Brewing Company premium hat + 3% Bonus Shares.

$5,000+ | Crew Member Box

Brewery Supporter Box + Twelve pack of Michael Waltrip Brewing Co. beer (where permitted by law) + 5% Bonus Shares.

$7,500+ | Crew Chief Box

Crew Member Box + Limited Edition Michael Waltrip Brewing Can Art print, autographed by Michael Waltrip + 8% Bonus Shares.

$15,000+ | Race Winner Box

Crew Chief Box + Official Embroidered Michael Waltrip Brewing team pullover + 12% Bonus Shares.

$25,000+ | Champions Box

Race Winner Box + Exclusive Michael Waltrip Brewing Company branded cooler + Private Zoom call with Michael Waltrip for Happy Hour beers and storytelling + 17% Bonus Shares.

$50,000+ | The Two-Time Champ Box

Champions Box + Private beer tasting event at the Michael Waltrip Brewing Company brewery and Taproom in Bristol Virginia for 20 people + 22% Bonus Shares.

$125,000+ | The G.O.A.T Box

The Two-Time Champ Box + Meet and Greet with Michael Waltrip (subject to scheduling and location) + 28% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks*

will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Michael Waltrip Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.55 / share, you will receive 110 shares Class B Common Stock, meaning you'll own 110 shares for $155. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Company Overview</u>

Michael Waltrip Brewing Company ("MWB" or the "Company") is an early-stage company in the $28 billion dollar craft beer category of the alcoholic beverage space. There are approximately 9,000 craft breweries in the United States, mostly consisting of small local operations. Nearly all of the craft beer brands are hyper-local and are geographically limited in terms of growth and expansion of their brands.

What makes Michael Waltrip Brewing so different is that our founder is nationally known by the NASCAR fanbase (70M consumers) and is currently on FOX Sports nearly every week as an analyst. Because of that, we believe MWB has unique opportunities to accelerate its growth significantly vs peers. And, extend the brand into other endeavors and licensing opportunities.

The Company currently generates revenue through 1) the production and wholesale sale of its craft beers in both cans and kegs to licensed distributors in four states; 2) the operation of the Michael Waltrip Brewing Company tap room/restaurant in Bristol; and 3) online sales of MWB-branded merchandise.

In 2023, we believe the revenue streams will grow to include brand licensing including a line of food items, Beer & Country music festivals, and a partnership in the

franchising business.

Competitors and Industry

Competitors

Our general competitors are other brands in the craft beer space. However, we believe we are very different because of our celebrity co-founder and the brand that carries his name. Because of that, we believe we can grow faster and in more markets than other typical craft beer brands.

Industry/Market

The general beer industry is about being social. In the case of MWB, we want to bring friends and family together for good times. Craft beer brands usually don’t participate in racing, sports, and country music. These are all niches that are important to our brand and we often find we are the only craft brand that can authentically connect to consumers in those areas.

The craft beer world is full of confusing terms and flavor profiles. Our brand names are meant to be playful and our beer styles are very approachable and easy to drink.

We are focusing on the sunbelt markets, particularly those in the southeast where NASCAR fanship over indexes. We are targeting states where there are NASCAR race tracks and/or where NASCAR TV viewership is particularly strong.

Current Stage and Roadmap

Current Stage

The Company has put in place a foundation that consists of a brewery, tap room/restaurant, and established distribution in several states. Michael Waltrip Brewing is the parent and wholly owns the following subsidiaries: Bristol Two Time Brewery and Taproom LLC, and Deer Valley LLC. Bristol Two Time Brewery and Taproom was opened in the fall of 2021 and is located in Bristol, Virginia. It is our marquee location in the heart of the southeast serving as a brewery not only supplying fun flavorful beer for our taproom located on the premise but also to distributors in the surrounding states. Our food menu is loaded with interesting chef-driven burgers, wings, and specialty dishes enjoyed in the area. Our Bristol taproom is also known for numerous annual events and celebrations including car shows, live music inside the taproom and outside near our greenbelt as well as festivals in the adjoining park to the Taproom. Deer Valley was originally formed in anticipation of opening a brewery and taproom in Phoenix and is currently on hold for other higher-priority market investments.

As we look to 2023, there are significant opportunities to grow the distribution and retail activation. Additionally, we believe the Company is uniquely positioned to leverage its high-profile name/founder into other revenue-generating initiatives like franchising, beer & country music festivals, a line of marinated foods for grocery

channels, and merchandise.

We celebrated our “One Year of Beer” in September as the Bristol brewery and tap room celebrated its first anniversary. During that time, the tap room was voted as having the “best wings in Bristol” and Channel 11 (ABC affiliate) recognized Michael Waltrip Brewing as one of the best 4 breweries in the region. We have raised approximately $2.6M from friends to launch the Bristol operation and get the company off and running.

<u>Future Roadmap</u>

Michael Waltrip Brewing is more than just a craft beer brand, we are a lifestyle brand that is fun and flavorful. There are lots of small craft beer brands but none of them have the reach or potential of MWB. We believe we are uniquely positioned to be able to grow our beer brand into a wide geographical territory and connect to consumers through many channels ranging from tap rooms, events, and grocery products.

We are raising funds to fuel the growth of the brand via marketing, including promotions and publicity. We are also hiring a sales team to drive revenue in the on-premise and retail channels.

We are focused on broadening the brand through distribution and deeper market penetration in our key trading areas. Additionally, driving revenue and bottom line through sales and marketing initiatives of licensed products and ancillary businesses.

The Team

Officers and Directors

Name: Bryan R. Sperber

Bryan R. Sperber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) & President
  Dates of Service: September, 2019 - Present
  Responsibilities: Meeting with board members and other executives to assess the direction of the company, develop short and long-term goals, plans and strategies, and ensure the company’s compliance with the stated mission. Overseeing the complete operation of the company and ensuring all goals are met based on the company’s strategic plan. Creating and maintaining relationships with the community and industry leaders and encouraging business investments Sperber presently receives an annual salary of $150,000.

Other business experience in the past three years:

- **Employer:** Noral Entertainment LLC

Title: President
Dates of Service: February, 2019 - Present
Responsibilities: Meeting with board members and other executives to assess the direction of the company, develop short and long-term goals, plans and strategies, and ensure the company's compliance with the stated mission Overseeing the complete operation of the company and ensuring all goals are met based on the company's strategic plan Creating and maintaining relationships with the community and industry leaders and encouraging business investments

Name: Michael Curtis Waltrip

Michael Curtis Waltrip 's current primary role is with FOX Sports. Michael Curtis Waltrip currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Fun Officer
  Dates of Service: September, 2019 - Present
  Responsibilities: Mr Waltrip serves on the Board and helps plan the strategic direction of the business. Michael is the face of the brand. Like Michael's personality, MWB brands will be irreverent and light-hearted! Michael serves the company by making our customers and employees smile. He spends his time making others happy as the MWB Brand Ambassador. And of course, always makes sure he has input into MWB beer taste and names! Waltrip presently does not draw a salary.

Other business experience in the past three years:

- **Employer:** FOX Sports
  Title: Pre-race analyst for the NASCAR Cup Series and color commentator for the Xfinity Series and the Craftsman Truck Series broadcasts for Fox Sports.
  Dates of Service: January, 2001 - Present
  Responsibilities: Analyst & Color Commentator

Name: Jackie Glynn Gross Jr

Jackie Glynn Gross Jr's current primary role is with Noral Holding Company. Jackie Glynn Gross Jr currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman/Secretary/Treasurer
  Dates of Service: September, 2019 - Present
  Responsibilities: As Executive Chairman, works with the President and Board of Directors to establish the strategic direction of the company. As Treasurer,

responsibilities include financial/accounting/regulatory oversight. Maintain all federal, state and local licensing requirements associated with our brewing and sales operations. Mr. Gross also is President/CEO of Noral Holding Company with overall management and fiscal responsibility of the Company. Gross presently does not draw a salary.

Other business experience in the past three years:

- **Employer:** Noral Holding Company
  Title: President/CEO
  Dates of Service: August, 1998 - Present
  Responsibilities: Mr Gross is President/CEO of Noral Holding Company with overall management and fiscal responsibility

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beer industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1.235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Michael Waltrip Brewing Company was formed on 9/25/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Michael Waltrip Brewing Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Celebrity Brand
The "Michael Waltrip" brand is not under our control, and negative publicity related to the Michael Waltrip name could materially adversely affect our business. We hired Michael Waltrip to be our brand ambassador to market our products and services that are important to our business. However, we cannot assure you that the endorsement

from Michael Waltrip or related advertisement will remain effective, that Michael Waltrip will remain popular or his image will remain positive and compatible with the messages that our brand and products aim to convey. We believe the “Michael Waltrip” brand is integral to our company identity. We expect to rely on the general goodwill of the Michael Waltrip brand as part of our internal corporate culture and external marketing strategy. The Michael Waltrip brand may also be licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Michael Waltrip brand will depend in large part on the efforts and the licensor and any other licensees of the Michael Waltrip brand and how the brand is used, promoted and protected by them, which will be outside of our control. Consequently, any adverse publicity in relation to the Michael Waltrip brand name or its principals, or in relation to another Michael Waltrip-branded company over which we have no control or influence, could have a material adverse effect on our business, financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saranac Management LLC (50% owned by Bryan R. Sperber and 50% owned by Lara Sperber)	3,327,214	Class A Common Stock	25.39%
Michael Waltrip	3,293,517	Class A Common Stock	25.13%
Noral Entertainment LLC (25% owned by Double J Windmill LLC; 75% owned by and managed by Noral Holdings, Inc.) - Double J Windmill LLC (25% owned by J Glynn Gross Jr and 75% Noral Holdings, Inc.); Noral Holdings, Inc. (87% owned by J Glynn Gross Jr (personally and trustee) and 13% owned by Others)	3,347,893	Class A Common Stock	25.55%

The Company's Securities

The Company has authorized Preferred Stock, Convertible Note 2, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 796,772 of Class B Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Authority is hereby expressly granted to the Board from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes.

Material Rights

The Corporation shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation.

Authority is hereby expressly granted to the Board from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes.

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Convertible Note 2

The security will convert into Common stock class a and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $325,000.00
Maturity Date: December 31, 2022
Interest Rate: 8.0%
Discount Rate: 17.5%
Valuation Cap: $12,000,000.00
Conversion Trigger: Maturity at debt holders option

Material Rights

There are no material rights associated with Convertible Note 2.

Class A Common Stock

The amount of security authorized is 75,000,000 with a total of 13,102,742 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock shall at all times vote exclusively as one class on all matters (including

the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation and the holders of Class B Common Stock shall not be entitled to vote, attend a meeting of stockholders or be counted as part of a quorum.

Material Rights

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Class B Common Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Holders of shares of Class B Common Stock shall not be entitled to vote any share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $470,000.00
  Number of Securities Sold: 528,091
  Use of proceeds: Working Capital
  Date: February 15, 2023
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: product development, licensing, working capital
  Date: November 11, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,450,000.00
  Use of proceeds: product development, licensing, working capital
  Date: September 30, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2022

<u>Revenue</u>

Revenue for 2022 was $665,058 vs $229,730 for partial-year taproom operations in 2021 or revenue increased by 190% primarily due to the increased number of months in operation. When the 2021 partial year is compared to the same time period for 2022 revenue was $311,519 vs $229,730 or an increase year over year during the partial operating period only of 36%. The specific revenue streams that created the increase were primarily from the taproom revenue including beer and food sales.

<u>Cost of sales/Gross Margins</u>

Gross Margin significantly improved in 2022 to 31%. This represents an increase of 8% over the 2021 gross margins of 23%. Again the increase in margin came from improved operating margins in the taproom.

<u>Expenses</u>

Expenses consist primarily of G&A and Sales and Marketing. This includes salaries and management fees as well as all indirect costs at the taprooms (Rent utilities etc.). 2021 expenses totaled $1,078,380 and $761,661 in 2022. This represents an improvement of 29% year over year even though 2022 represented 12 months of taproom operations vs approximately 4 months of taproom operations in 2021. This occurred primarily due to reduced depreciation during the first full year of operations in the Bristol taproom in 2022 and reduced legal and consulting required during start-up in 2021 not incurred in 2022.

Historical results and cash flows:

Past historical cash flows are not indicative of the expected future cash flows. As an early-stage company, we have low although increased revenues from 2021 to 2022 which have been limited by our ability to invest in growth. This has created negative cash flow for both years. 2021 cash flows from operations were ($1,147,741) vs

($694,418) in 2022. This is an improvement of $453,323 or 40% year over year. These negative cash flows have been offset each year through issuances of convertible debt and the conversions thereof. With the investment in a sales in marketing team in addition to continued taproom sales improvement, these negative cash flows are forecasted to drastically improve.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 15th, 2023, the Company has approximately $150,000 in cash on hand unrestricted to be used in operations. This represents approximately 4 months of current operating reserves. The cash flow requirements have thus far been successfully supported through founder investments, the issuance of convertible debt, and most recently shares of its common stock. We believe the funds raised in this offering are critical in achieving the shorter and long-term growth goals and forecasts reflecting positive cash flow.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to provide growth capital to build out a robust sales and marketing effort to drive the brand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $25k for expenses related to the following: $13.9k to grow the sales/marketing team & employ key personnel, $3.6k in marketing/promotion campaigns, and $6.1k working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $65k for expenses related to the following: $36.1k grow sales/marketing team & employ key personnel, $9.4k in marketing/promotion campaigns, $15.9k working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Maria McDonald
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** Juliet Tango
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** David Cameron
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** Pitchfork Angel LLC
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** Scott Colangelo
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Noral Holding Company
  Names of 20% owners: J Glynn Gross Jr
  Relationship to Company: < 20% ownership
  Nature / amount of interest in the transaction: Executive management, administrative and accounting/financial analysis services are provided to Michael Waltrip Brewing Company by Noral Holding Company. Noral only provides management support, accounting, operations and asset management services in exchange for a management fee charged to MWB. Noral Entertainment is an investment entity and is non-operating.
  Material Terms: $20,000/month

Valuation

Pre-Money Valuation: $20,309,250.10

Valuation Details:

The Michael Waltrip Brand is a well-known name in the world of NASCAR and has gained national recognition in the craft beer market. Apart from the brewing business, the company has diversified into other revenue streams such as IP royalties, festival and concert series, franchise and merchandise business, and company-owned taprooms. The total valuation of the Company is estimated to be approximately $20 million, a conservative valuation given each facet of our Company along with their respective valuation discussed below.

Michael Waltrip Brand $8M - There are 70 million very loyal NASCAR fans nationwide following the sport each week. His presence in the market gives us national brand recognition whereas most craft beer companies have a very hard time just getting local recognition. This has and continues to create other opportunities unique to the craft beer company mentioned below.

The following are just a few things about Michael.

Two-Time Daytona 500 Champion

Fox Sports-current Broadcaster and Sports Analyst

SRX Competitor-CBS Sports-competed last two summers

ABC's Dancing with the Stars

NY Times Best Selling Author, "Blink of an Eye"

Blink of an Eye Documentary-nationally released

NASCAR Career-30+ years as a Driver and Team Owner

Michael Waltrip Brewing-Co Founder, Co-Owner

IP Royalty Business other than beer $3M - We currently are under a non-binding LOI with another celebrity-branded food line offered by a large culinary company to produce, develop, and market the food line including sauces and marinades. Additionally

We also currently have brewers and taproom operators paying royalties to use or sell our brands in their taprooms.

Festival and concert series $2M - We currently are under contract with R Entertainment to co-develop, co-promote, and produce the Michael Waltrip Brewing Country Music & Craft Beer Festival Series.

Franchise and Merchandise business $6M - We are currently under the agreement and under construction with a proven franchisor to build and license 100 Michael Waltrip Taprooms nationally in the next 5 years. In addition to our ownership in this company, each taproom will be selling Michael Waltrip Beer and merchandise supplied by Michael Waltrip Brewing.

Brewing and company-owned taprooms $6M - This would include the existing Taproom and brewery operations in addition to our contract brewing partners that produce and sell beer through our current distribution in 5 different states to retail customers such as Walmart, Food Lion, Kroger, Food City as well as NASCAR tracks.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $325,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.05 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,996.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  55.5%
  We plan to hire and employ a sales and marketing team to support brewery operations in key markets focused on the Sunbelt. Sales reps will be added in TN, NC, and VA. We will be hiring a sales manager and additional marketing professionals to successfully and aggressively promote the Michael Waltrip Brewing brand. We will employ key personnel on the ownership team who have been working since the inception of the company pro bono and begin to cover his related business expenses. 55.5%.

- *Marketing*
  14.0%
  We plan to heavily invest in marketing and promotion campaigns including improved labeling, marketing materials video, digital and print. The company website will also be significantly upgraded. As a part of this effort inventory will have to be used in each market in local promotions 14%

- *Working Capital*
  25.0%
  Working capital requirements will also be needed to support operations of the remaining 25

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.michaelwaltripbrewing.com/ (MichaelWaltripBrewing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/michaelwaltripbrewingcompany

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Michael Waltrip Brewing Company

[See attached]

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Michael Waltrip Brewing Company
McKinney, Texas

We have reviewed the accompanying consolidated financial statements of Michael Waltrip Brewing Company (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 1, 2023
Los Angeles, California

MICHAEL WALTRIP BREWING COMPANY
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	88,131	$	231,625
Acccounts Receivable, net		2,816		16,960
Inventory		38,796		37,719
Prepaids and Other Current Assets		8,427		8,779
Total Current Assets		**138,171**		**295,082**
Property and Equipment, net		13,084		(0)
Intangible Assets		83,915		94,224
Security Deposit		88,175		88,966
Total Assets	**$**	**323,344**	**$**	**478,271**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	44,693	$	64,161
Current Portion of Convertible Note		475,000		-
Accrued Interest		48,121		63,567
Other Current Liabilities		27,916		18,449
Total Current Liabilities		**595,729**		**146,177**
Convertible Promissory Notes		-		1,275,000
Total Liabilities		**595,729**		**1,421,177**
STOCKHOLDERS EQUITY				
Common Stock		1,257		1,102
Subscription Receivable		-		-
Additional Paid in Capital		2,221,381		854,257
Retained Earnings/(Accumulated Deficit)		(2,495,023)		(1,798,264)
Total Stockholders' Equity		**(272,385)**		**(942,905)**
Total Liabilities and Stockholders' Equity	**$**	**323,344**	**$**	**478,271**

See accompanying notes to financial statements.

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 665,058	$ 229,730
Cost of Goods Sold	456,782	176,586
Gross profit	208,276	53,143
Operating expenses		
General and Administrative	723,052	1,024,664
Sales and Marketing	38,609	53,716
Total operating expenses	761,661	1,078,380
Operating Income/(Loss)	(553,385)	(1,025,236)
Interest Expense	126,833	119,293
Other Loss/(Income)	16,541	146,601
Income/(Loss) before provision for income taxes	(696,759)	(1,291,131)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (696,759)**	**$ (1,291,131)**

See accompanying notes to financial statements.

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	9,950,000	**$ 995**		**$ (995)**	**$ (507,133)**	**$ (507,133)**
Issuance of Stock	1,069,197	107	$ 854,257	995		**855,359**
Net income/(loss)					(1,291,131)	(1,291,131)
Balance—December 31, 2021	11,019,197	1,102	854,257	-	$ (1,798,264)	**$ (942,905)**
Issuance of Stock	1,551,440	155	1,367,124			1,367,279
Net income/(loss)					(696,759)	(696,759)
Balance—December 31, 2022	**12,570,637**	**$ 1,257**	**$ 2,221,381**	**$ -**	**$ (2,495,023)**	**$ (272,385)**

See accompanying notes to financial statements.

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(696,759)	$	(1,291,131)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,271		309,181
Amortization of Intangibles		10,308		8,861
Changes in operating assets and liabilities:				
Acccounts receivable, net		14,143		(13,514)
Inventory		(1,077)		(14,344)
Prepaids and Other Current Assets		351		(8,779)
Accounts Payable		(19,468)		(12,698)
Other Current Liabilities		9,467		(24,625)
Security Deposit		791		(74,572)
Accrued Interest		(15,447)		(26,121)
Net cash provided/(used) by operating activities		**(694,418)**		**(1,147,741)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(16,355)		(177,658)
Purchases of Intangible Assets		-		(13,008)
Net cash provided/(used) in investing activities		**(16,355)**		**(190,666)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		567,279		830,359
Net cash provided/(used) by financing activities		**567,279**		**830,359**
Change in Cash		(143,493)		(508,048)
Cash—beginning of year		231,625		739,673
Cash—end of year	**$**	**88,131**	**$**	**231,625**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	126,833	$	119,293
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		800,000	$	25,000
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Michael Waltrip Brewing Company was incorporated on September 25, 2019 in the state of Nevada. On February 26, 2021, the Limited Liability Company Bristol Two Time Brewery and Taproom, LLC was organized in the state Arizona and this legal entity is 100% owned by Michael Waltrip Brewing Company. The consolidated financial statements of Michael Waltrip Brewing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in McKinney, Texas.

Michael Waltrip Brewing Company is a brewing company. The Company is an American-owned Company, dedicated to making beer and has its own home brewery at St. Bristol, Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary Bristol Two-Time Brewery & Taproom over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred.

Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, food, retail merchandise, and finished goods which are determined using a FIFO (First-in-First-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	15 years
Furniture and Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its license, trademark costs and capitalized financing costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Michael Waltrip Brewing Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its home brewery beers but also food, wine, and liquor.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, cost of retail product, shipping costs, State Excise Tax, uniforms, payroll expenses etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $38,609 and $53,716, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	38,796	37,719
Total Inventory	**$ 38,796**	**$ 37,719**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	8,417	8,769
Due from Deer Valley TTBT	10	10
Total Prepaids and Other Current Assets	**$ 8,427**	**$ 8,779**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued expenses	14,689	12,666
Tax Payable	4,082	3,828
Payroll Liabilities	116	-
Gift cards	528	5
Other current liabilities	8,500	1,950
Total Other Current Liabilities	**$ 27,916**	**$ 18,449**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Leasehold Improvements	$	194,019	$	189,919
Furniture and Equipment		131,518		119,263
Property and Equipment, at Cost		**325,536**		**309,181**
Accumulated depreciation		(312,452)		(309,181)
Property and Equipment, Net	**$**	**13,084**	**$**	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,271 and $309,181, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Trademark Costs	$	63,948	$	63,948
Capitalized Financing Costs		32,687		32,687
License		6,450		6,450
Intangible assets, at cost		**103,085**		**103,085**
Accumulated amortization		(19,169)		(8,861)
Intangible assets, Net	**$**	**83,915**	**$**	**94,224**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 were in the amount of $10,308 and $8,861, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(10,308)
2024		(10,308)
2025		(10,308)
2026		(10,308)
Thereafter		(42,681)
Total	**$**	**(83,915)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Shares with a par value of $0.0001 per share. As of December 31, 2022, and December 31, 2021, 12,570,637 shares and 11,019,197 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, no Preferred Shares have been issued and are outstanding.

8. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes	$ 325,000	8.00%	Fiscal year 2021	12/31/2022	325,000	-	325,000	-	$ 325,000	325,000
2022 Convertible Notes	$ 50,000	8.00%	Fiscal year 2022	12/31/2022	50,000	-	50,000	-	$ 50,000	50,000
2019 Convertible Notes	$ 250,000	8.00%	Fiscal year 2019	11/15/2021	100,000	-	100,000	-	$ 250,000	250,000
Convertible Notes converted into stock in 2022	$ 650,000	8.00%			-	-	-	-	$ 650,000	650,000
Total					$ 475,000	$ -	$ 475,000	$ -	$ 1,275,000	$ 1,275,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to 82.5% of the per share price paid by the Investor. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (146,319)	$ (271,137)
Valuation Allowance	146,319	271,137
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (515,718)	$ (369,399)
Valuation Allowance	515,718	369,399
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as December 31, 2022, December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $515,178. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 15, 2021, the company entered into a lease agreement with Two Cities, LLC for renting of premises at Bristol, Virginia. The rent ends on January 31, 2026 and base rent is $10,000 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation	
2023	$	130,334
2024		130,334
2025		130,334
2026		10,861
Thereafter		-
Total future minimum operating lease payments	**$**	**401,863**

Rent expenses were in the amount of $131,320 and $44,114 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 31, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $553,385, an operating cash flow loss of $694,418, and liquid assets in cash of $88,131 which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Michael Waltrip Brewing Company is not live or open to the public at this moment.

INVEST IN MICHAEL WALTRIP BREWING COMPANY TODAY!

Fun, Flavorful Craft Beer Brand

Two-time Daytona 500 champion Michael Waltrip has launched a down-to-earth lifestyle beer brand that celebrates a flavorful and fun approach to cars, music, ...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MICHAEL WALTRIP BREWING
GREAT BEER,
FUN PERSONALITY.

$0 Raised

REASONS TO INVEST

- Michael Waltrip Brewing is attacking an underserved market segment by making approachable, easy to drink hand crafted beers, that are designed for regular beer drinkers. Our styles like Two-Time Blonde and our newly released, Bristol Sunshine Tangerine Ale appeal to a wider audience.
- In the $28 billion craft beer category, we stand out with a charismatic celebrity founder, 70M NASCAR fans who know the iconic name Michael Waltrip, and a strong social media presence, with 500k combined Twitter followers, 135K combined Instagram followers, and 155K combined Facebook followers.*
- We are a multifaceted lifestyle brand. Most recently we signed a partnership with a franchise company to roll out 100 Michael Waltrip Taproom sports themed restaurants, announced a multi-city country music festival series, and signed an agreement to launch a line of southern inspired food items in the grocery channel.

*Market information provided by the Brewer's Association (source)

Invest Now
$1.55 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249.55	$20.31M

THE PITCH

A Craft Beer Brand from NASCAR Star Michael Waltrip


APPROACHABLE BEER, FUN LIFESTYLE BRAND
MICHAEL WALTRIP BREWING CO.

Two-time Daytona 500 champion and FOX Sports analyst Michael Waltrip partnered with Bryan R. Sperber, former President of NASCAR's Phoenix Raceway and Glynn Gross, Chairman of Noral Holdings to build a brand of craft beers approachable and appealing to the average consumer. Our award-winning craft brews are available wholesale to licensed distributors in five states and in our tap room restaurant in Bristol, along with our newest franchise location in the greater Charlotte area. With a strong social media following and early customer enthusiasm, we are ready to bring our delicious beers to mainstream markets.

PRODUCT AND BUSINESS MODEL

Celebrity-Endorsed Craft Beer for Mainstream Consumers

While the craft beer industry has experienced major growth, it has had difficulty reaching the mainstream beer consumer. This is largely due to confusing terminology, exotic flavor profiles, and an inability to stand out in a crowded market.


BREAKING OUT OF THE TRADITIONAL MARKET
BRINGING THE JOY OF MORE FLAVORFUL BEERS TO A WIDER, MAINSTREAM AUDIENCE
MICHAEL WALTRIP BREWING CO.

Michael Waltrip's fun-loving personality, down-home sense of humor, and large fanbase make our craft beer more approachable and appealing to the average consumer. With styles like Two-Time Blonde Ale, Bristol Sunshine Tangerine Ale, and 15 Southern Lager, we are bringing the joy of more flavorful beers to a wider, mainstream audience.

THE MARKET & OUR TRACTION

A Standout Beer and Strong Branding in a Major Market


THE CRAFT BEER INDUSTRY IS WORTH
$28 BILLION
MICHAEL WALTRIP BREWING CO.

The craft beer category is worth $28 billion dollars, with approximately 9,000 craft breweries in the United States, mostly consisting of small local operations (source). We are focused on establishing the brand in places where NASCAR racing is popular and people love drinking great beer.


$2.6 MILLION +
RAISED TO LAUNCH
KEY RETAIL ACCOUNTS WITH:
Walmart
FOOD CITY
BUFFALO WILD WINGS
Total Wine & MORE
TEXAS ROADHOUSE
AND MORE
Low Price
$10.98
ARMY

We have already raised over $2.6 million to launch our company. Our tap room in Bristol was recognized as one of the best breweries in the region by CBS affiliate, WJHL Channel 11, and was voted as having the best wings in Bristol.

SOCIAL MEDIA PRESENCE


500K
TWITTER FOLLOWERS
155K
FACEBOOK FOLLOWERS
500K
INSTAGRAM FOLLOWERS
COMBINED MICHAEL WALTRIP BREWING AND MICHAEL WALTRIP

We have key retail accounts with Walmart, Total Wine & More, Food Lion, Food City, Buffalo Wild Wings, Texas Roadhouse, and more. Michael Waltrip Brewing and Michael Waltrip both have strong social media presences, with 500K combined Twitter followers, 135K combined Instagram followers, and 155K combined Facebook followers.

WHY INVEST

Help Us Bring Our Delicious Craft Beer to New Markets


MICHAEL WALTRIP BREWING CO.
INVEST TODAY-
JOIN OUR
WINNING TEAM

As a fun and flavorful lifestyle brand, we are uniquely positioned to grow the Michael Waltrip Brewing Company brand into a wide geographical territory and connect to consumers through many channels ranging from our chain of sports themed taproom restaurants, live music and craft beer festivals, and line of MWB branded food items in the grocery channel. With this raise, we plan to grow our brand by focusing on marketing, promotion, and sales to drive revenue across the company's lines of business. With standout craft brews, promising new partnerships, and celebrity-fueled branding, we are ready to introduce the Michael Waltrip Brewing Company brand to everyone who loves racing and sports, good times with family and friends and of course, delicious ice cold beer.

ABOUT

HEADQUARTERS
7951 Collin McKinney pkwy STE 150
McKinney , TX 75070

WEBSITE
View Site

Two-time Daytona 500 champion Michael Waltrip has launched a down-to-earth lifestyle beer brand that celebrates a flavorful and fun approach to cars, music, family and friends. The Michael Waltrip Brewing line of easy-to-drink craft beers are a central element of the company that also includes music festivals, licensed products, and a franchise strategy with a goal of opening 100 Michael Waltrip Taproom branded sports themed restaurants across the country.

TEAM

Bryan R. Sperber
CEO/President

Sports and Entertainment executive with 30+ years of experience. Past President of NASCAR tracks, Phoenix Raceway and Watkins Glen, as well as Chairman of California Speedway. Fmr Board member of college football's Fiesta Bowl and current YPO Gold member. 2018 inductee into the West Coast Stock Car Hall of Fame.

Michael Curtis Waltrip
Chief Fun Officer

Mr. Waltrip is a two-time champion of the Daytona 500 and a broadcast analyst for FOX Sports. He is a NY Times best selling author, the subject of a nationally acclaimed documentary, Blink of an Eye, and a past contestant on ABC's Dancing with the Stars.

Jackie Glynn Gross Jr
Executive Chairman/Secretary/Treasurer

Currently Mr. Gross serves as the Executive Chairman of Michael Waltrip Brewing Company as well as President and CEO of Noral Holding Company.

After graduating from Southern Methodist University, he began his career as a Financial Consultant and Certified Public Accountant with Deloitte, the largest accounting and consulting firm in the world. Mr. Gross has significant experience in transaction-based consulting and during his term there, he specialized in mergers and acquisitions.

He founded Noral Holding Company in Texas in 1998 and began to acquire companies in the oil and gas, manufacturing, and hospitality industries. All these companies still thrive today and are either still owned by Noral or others if the companies have been sold. Through Noral, Mr. Gross currently owns and operates two Modern Margarita restaurants in Phoenix, Arizona with others planned to be opened in Texas in the next year. Modern Margarita specializes in craft margaritas and tacos with a twist while DJ's play great music all weekend.

Mr. Gross enjoys a good craft beer with an occasional round of golf. His passion is serving the Lord and his church where he lives in the Dallas area.

TERMS

Michael Waltrip Brewing Company

Overview

PRICE PER SHARE
$1.55

VALUATION
$20.31M

DEADLINE
Oct 6, 2023

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$249.55

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,996.60

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,451

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
796,772

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Avid Investor Perks

Combo Tier 1

Invest $250+ within the first two weeks and receive 5% bonus shares.

Combo Tier 2

Invest $800+ within the first two weeks and receive 7% bonus shares.

Combo Tier 3

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Combo Tier 4

Invest $7,500+ within the first two weeks and receive 15% bonus shares.

Combo Tier 5

Invest $15,000+ within the first two weeks and receive 20% bonus shares.

Combo Tier 6

Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Combo Tier 7

Invest $50,000+ within the first two weeks and receive 30% bonus shares.

Combo Tier 8

Invest $125,000+ within the first two weeks and receive 75% bonus shares.

Amount-Based Perks:

$250+ | Membership – "Mikey's Pit Crew" Investor Community

Regular correspondence from the team, including + Michael Mikey's Pit Crew Membership certificate.

$800+ | Brewery Supporter Box

Membership – "Mikey's Pit Crew" Investor Community + Michael Waltrip Brewing Company premium hat + 3% Bonus Shares.

$5,000+ | Crew Member Box

Brewery Supporter Box + Twelve pack of Michael Waltrip Brewing Co. beer (where permitted by law) + 5% Bonus Shares.

$7,500+ | Crew Chief Box

Crew Member Box + Limited Edition Michael Waltrip Brewing Can Art print, autographed by Michael Waltrip + 8% Bonus Shares.

$15,000+ | Race Winner Box

Crew Chief Box + Official Embroidered Michael Waltrip Brewing team pullover + 12% Bonus Shares.

$25,000+ | Champions Box

Race Winner Box + Exclusive Michael Waltrip Brewing Company branded cooler + Private Zoom call with Michael Waltrip for Happy Hour beers and storytelling + 17% Bonus Shares.

$50,000+ | The Two-Time Champ Box

Champions Box + Private beer tasting event at the Michael Waltrip Brewing Company brewery and Taproom in Bristol Virginia for 20 people + 22% Bonus Shares.

$125,000+ | The G.O.A.T Box

The Two-Time Champ Box + Meet and Greet with Michael Waltrip (subject to scheduling and location) + 28% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Michael Waltrip Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.55 / share, you will receive 110 shares Class B Common Stock, meaning you'll own 110 shares for $155. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Michael Waltrip Brewing Company.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Michael:

Hi, I'm Michael Waltrip, co-founder of Michael Waltrip Brewing.

In 2003, millions of folks tuned in and saw me win the Daytona 500 for the second time.

Since then, I've been an analyst on FOX, broadcasting to millions of people every week.

I interact with thousands and thousands of fans every year, and the one thing my fans and I might love almost as much as NASCAR is... beer. *opens a bottle*

Michael:

While other breweries are known for their good beer, we decided to take a unique approach to craft beer. Our aim was to create beer that offers something for everyone. By putting a different spin on traditional craft beer recipes, we've developed a beverage that caters to a wide range of tastes.

I think beer should be fun, like me, and flavorful, and make people smile. and that's why I launched Michael Waltrip Brewing with my friend Bryan Sperber, a former racing executive and fellow beer lover, and he's my buddy.

Bryan: We opened the Michael Waltrip Brewing Company's first brewery and tap room 18 months ago, and in true Michael Waltrip fashion, we've been moving fast.

Glynn: We're already stocking the shelves of Walmarts and Food Lions around the country, and you can even find our beers on tap at some Buffalo Wild Wings, Hard Rock Casinos, AND Texas Roadhouse locations.

Bryan: We told you we're moving fast, right? We are aiming to move into live entertainment with our country music series, franchising our sports bars, with a goal to open over 100 locations, and are introducing a line of licensed food, as well as a cool merch line.

All of this makes us a true lifestyle brand for folks that like racing, cars, music, and fun.

Bryan: This growth caught the attention of Bill Allen, the former CEO of Outback Steakhouse who has become a shareholder as well Super Bowl-winning NFL coach, Bruce Arians.

Michael: Our customers love our beer because well... I'll just let them tell you

Customer Testimonials:

The Bristol Sunshine Ale is perfect for an afternoon.

The Two-time Blonde is also a really good drink.

Very tasty.

Really like the coconut IPA as well as the sunshine beer. Both are phenomenal beers.

We enjoy having it every time we are here. It gets us ready for the weekend of racing. Cheers to ya.

Glynn: Michael's spent the last 20 years building an amazing community of fans and supporters, giving us a built-in client base that only continues to grow.

We're raising from the crowd, because that's who we're for. We want our fans who believe in our mission to be the ones who are on this journey with us.

Byan: I love what we do at Michael Waltrip Brewing. We're all about cars and music, and most of all having fun with our friends and family.

Invest today and be part of the Michael Waltrip Brewing Company.

Michael: It's going to be a great ride. I can't wait to see ya at the racetrack. We'll have a beer together. Cheers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MICHAEL WALTRIP BREWING COMPANY

(Pursuant to the Nevada Revised Statutes Chapter 78)

ARTICLE I: NAME

The name of the corporation is Michael Waltrip Brewing Company (the "***Corporation***").

ARTICLE II: REGISTERED AGENT FOR SERVICE OF PROCESS

The name of the Corporation's registered agent in the State of Nevada is Vcorp Services, LLC, a commercial registered agent within the State of Nevada.

ARTICLE III: PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 150,000,000, consisting of (i) 100,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), of which, 75,000,000 shares shall be designated "**Class A Common Stock**," $0.0001 par value per share, and 25,000,000 shares shall be designated as "**Class B Common Stock**," $0.0001 par value per share, and (ii) 50,000,000 shares of preferred stock, $0.0001 par value per share (the "***Preferred Stock***").

A. COMMON STOCK

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of Common Stock of the Corporation.

1. **General; Treatment Outstanding Common Stock.**

2.1 General. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2.2 Treatment of Outstanding Common Stock. All shares of the Company's Common Stock that are outstanding on the date of the filing of this Amended and Restated Articles of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation.

2. **Voting.**

2.1 Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.2 Class B Common. Holders of shares of Class B Common Stock shall not be entitled to vote any share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.3 Class A Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock shall at all times vote exclusively as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation and the holders of Class B Common Stock shall not be entitled to vote, attend a meeting of stockholders or be counted as part of a quorum.

2.4 Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Nevada Revised Statutes, and without a separate class vote of the holders of each class of the Common Stock.

B. PREFERRED STOCK

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class or series of Preferred Stock of the Corporation.

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation (the "***Board***"). Authority is hereby expressly granted to the Board from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: STOCK REPURCHASES

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

ARTICLE VII: BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS**. Subject to any additional vote required by the Amended and Restated Articles or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. **NUMBER OF DIRECTORS**. Subject to any additional vote required by the Amended and Restated Articles, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. **BALLOT**. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. **MEETINGS AND BOOKS**. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY

A. **LIMITATION**. No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article VII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

B. **INDEMNIFICATION**. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or

proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

C. **Modification**. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X: ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article IX shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE XI: COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article X shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

* * * * * * * *

IN WITNESS WHEREOF, this Amended and Restated Articles of Incorporation has been executed by a duly authorized officer of this Corporation on this 3rd day of February, 2023.

DocuSigned by:

By: Bryan Sperber

89735FCDC25B462

Bryan Sperber, President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Michael Waltrip Brewing Co.
June 10 at 1:56 PM

Want to be Michael's partner?

We are considering opening the company up to new investors through a public offering in the near future.

Michael and his team have been on a mission to bring the joy of craft beer to millions of consumers who have never experienced craft, as well as, long time craft beer enthusiasts who enjoy our styles.

We want to invite folks who share our passion and want to help us build a great company to join us. We are all about our love of beer, but also racing, music, sports, car culture, and most importantly, having fun with family and friends. As Michael says, we are in the "smiles" business.

If you'd like to learn more about the opportunity please request more info on: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


MICHAEL WALTRIP BREWING
GREAT BEER,
FUN PERSONALITY.
OWN YOUR PIECE OF
MICHAEL WALTRIP BREWING!
LEARN MORE ABOUT HOW TO
BECOME ONE OF MICHAEL'S PARTNERS.
SCAN THE QR CODE TO SIGN UP FOR MWB
INVESTMENT UPDATES
MICHAEL
WALTRIP
BREWING CO.

Michael Waltrip Brewing Co.
June 22 at 9:37 AM ·

Don't miss your chance to partner up with Michael Waltrip Brewing. Sign up today for updates for your chance to invest in the future of Michael Waltrip Brewing!

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


MICHAEL
WALTRIP
BREWING CO.
PARTNER UP
MICHAEL
WALTRIP
BREWING CO.

Michael Waltrip Brewing Co.
June 21 at 12:04 PM ·

We're growing and getting ready to open the opportunity to partner with Michael Waltrip and his team.

Your chance to own your piece of Michael Waltrip Brewing is coming soon! Learn more about how to become one of Michael's partners.

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


MICHAEL
WALTRIP
BREWING CO.
ANYONE CAN INVEST IN
MICHAEL WALTRIP BREWING. SIGN UP AT
MICHAELWALTRIPBREWING.COM TO LEARN MORE

Michael Waltrip Brewing Co. is at Michael Waltrip Brewing in Bristol.
6d · Bristol, VA ·

📽 Here's Bryan Sperber, President & CEO of Michael Waltrip Brewing with an exciting message about our investment opportunities and how to get more information.

Don't miss your chance to partner up with Michael Waltrip Brewing. Sign up today for updates for your chance to invest in the future of Michael Waltrip Brewing!

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


BRYAN SPERBER
PRESIDENT & CEO
MICHAEL WALTRIP BREWING
0:08 / 0:30

MICHAELWALTRIPBREWING.COM

Michael Waltrip Brewing

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Posts | Bryan Sperber 1 | Sort by | Date posted

Bryan Sperber • You

CEO Michael Waltrip Brewing & President of Noral Entertainment

5d •

Made my video debut this week talking about our potential public stock offering. Won't be winning any academy awards, but was a fun shoot in the Bristol brewery. Thx to Nathan Elliott for being a very patient director.

Michael Waltrip Brewing Company

#beer #beerindustry #nascar #bristol #businessopportunity #craftbeer



Michael Waltrip Brewing Company on Twitter

twitter.com

Bryan Sperber • You

CEO Michael Waltrip Brewing & President of Noral Entertainment

3w •

Want to be Michael's partner? (Mine, too?)
We are considering opening the company up to new investors through a public offering in the near future.

Michael and I have been on a mission to bring the joy of craft beer to millions of consumers who have never experienced craft, as well as, long time craft beer enthusiasts who enjoy our styles.

We want to invite folks who share our passion and want to help us build a great company to join us. We are all about our love of beer, but also racing, music, sports, car culture, and most importantly, having fun with family and friends. As Michael says, we are in the "smiles" business.

If you'd like to learn more about the opportunity please request more info on: https://lnkd.in/gnQqs5f8.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


MICHAEL WALTRIP BREWING CO.
WE'RE OPENING MICHAEL WALTRIP BREWING INVESTMENT OPPORTUNITIES SOON! SIGN UP FOR UPDATES AT MICHAELWALTRIPBREWING.COM
JOIN MICHAEL WALTRIP'S TEAM

Invest in Michael Waltrip Brewing - be the first to know when we launch!

Michael Waltrip Brewing Taprooms   Home


MICHAEL WALTRIP BREWING


WE WANT YOU TO BE
MICHAEL'S
PARTNER!
MICHAEL
WALTRIP
BREWING CO.

launched a down-to-earth lifestyle beer brand that celebrates a flavorful and fun approach to cars, music, family and friends.

The Michael Waltrip Brewing line of easy-to-drink

The Michael Waltrip Brewing line of easy-to-drink craft beers are a central element of the company that also includes music festivals, licensed products, and a franchise strategy with a goal of opening 100 Michael Waltrip Taproom branded sports

Invest in Michael Waltrip Brewing. Learn how to join Michael's team:

Name

Email *

Phone number

Comment

Send

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


TUNE IN LIVE!
MICHAEL WALTRIP BREWING CO.
BEER GOGGLES LIVE BEERCAST!
HOSTED BY BRYAN SPERBER, PRESIDENT AND CEO MICHAEL WALTRIP BREWING
Join Michael Waltrip and Bryan Sperber to talk racing, beer, and the beer business.. grab a cold one and join us!
MICHAEL WALTRIP
BRYAN SPERBER
REGISTRATION IS FREE RESERVE YOUR SPOT AT https://us06web.zoom.us/webinar/register/WN_GIKZhhkOSjqe2NPdjHJyVQ
THURSDAY, JULY 6TH AT 8PM ET.

waltripbrewing • Follow

waltripbrewing 🍺 Join Michael Waltrip and Michael Waltrip Brewing President & CEO Bryan Sperber this Thursday 7/6 at 8pm EST as they broadcast live from our Concord, NC Tap Room! 🍻

They'll be talking racing, beer, and the beer business!

Can't make it to the taproom? Reserve your spot online now at: https://us06web.zoom.us/webinar/register/WN_GIKZhhkOSjqe2NPdjHJyVQ

Interesting in learning more about investing in Michael Waltrip Brewing? Sign up for more information at www.michaelwaltripbrewing.com

#Investing #Brewing #MichaelWaltripBrewing

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1d

14 likes

1 DAY AGO

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Post


SIGN UP FOR UPDATES AT
WWW.MICHAELWALTRIPBREWING.COM
WE WANT YOU TO BE
MICHAEL'S
PARTNER!
MICHAEL
WALTRIP
BREWING CO.

waltripbrewing • Follow

waltripbrewing Exciting news for all beer enthusiasts and investors!

Looking to dive into the world of brewing and investing? Look no further than Michael Waltrip Brewing!

Stay updated on the latest investment opportunities and brewing insights by signing up for updates at www.michaelwaltripbrewing.com.

Don't miss out on this exciting venture. Cheers to great beer and smart investments!

#investing #Brewing #MichaelWaltripBrewing

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

2d

49mass

2d Reply

21 likes

2 DAYS AGO

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Post



SIGN UP FOR UPDATES AT
WWW.MICHAELWALTRIPBREWING.COM
WE WANT YOU TO BE
MICHAEL'S
PARTNER!
MICHAEL
WALTRIP
BREWING CO.

waltripbrewing • Follow

waltripbrewing Exciting news for all beer enthusiasts and investors!

Looking to dive into the world of brewing and investing? Look no further than Michael Waltrip Brewing!

Stay updated on the latest investment opportunities and brewing insights by signing up for updates at www.michaelwaltripbrewing.com.

Don't miss out on this exciting venture. Cheers to great beer and smart investments!

#Investing #Brewing #MichaelWaltripBrewing

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w

jimmy__1819 Promote it on @business__stardom

1w Reply

34 likes

JUNE 28

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Post


BRYAN SPERBER
PRESIDENT & CEO
MICHAEL WALTRIP BREWING

waltripbrewing • Follow
Michael Waltrip Brewing in Bristol

waltripbrewing 🎥 Here's Bryan Sperber, President & CEO of Michael Waltrip Brewing with an exciting message about our investment opportunities and how to get more information.

Don't miss your chance to partner up with Michael Waltrip Brewing. Sign up today for updates for your chance to invest in the future of Michael Waltrip Brewing!

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w

263 views
JUNE 23

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Post


MICHAEL
WALTRIP
BREWING CO.
PARTNER UP
MICHAEL
WALTRIP
BREWING CO.

waltripbrewing • Follow

waltripbrewing Don't miss your chance to partner up with Michael Waltrip Brewing. Sign up today for updates for your chance to invest in the future of Michael Waltrip Brewing!

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w

clough7640 Is there a minimum?

1w Reply

14 likes

JUNE 22

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MICHAEL
WALTRIP
BREWING CO.
ANYONE CAN INVEST IN
MICHAEL WALTRIP BREWING. SIGN UP AT
MICHAELWALTRIPBREWING.COM TO LEARN MORE

waltripbrewing • Follow

waltripbrewing We're growing and getting ready to open the opportunity to partner with Michael Waltrip and his team.

Your chance to own your piece of Michael Waltrip Brewing is coming soon! Learn more about how to become one of Michael's partners.

If you'd like to learn more about the opportunity, please request more info here: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w

cllayton330



39 likes

JUNE 21

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BRISTOL
Sunshine
TANGERINE ALE
MICHAEL
WALTRIP
BREWING CO.
LEARN MORE
ABOUT INVESTING IN MICHAEL
WALTRIP BREWING!
MICHAEL
WALTRIP
BREWING CO.

waltripbrewing • Follow ...

waltripbrewing ☀️ We're growing and getting ready to open the opportunity to partner with Michael Waltrip our his team.

Your chance to own your piece of Michael Waltrip brewing is coming soon! Learn more about how to become one of Michaels partners.

If you'd like to learn more about the opportunity please request more info on: www.MichaelWaltripBrewing.com.

#beer #craftbeer #nascar #racing #invest #business

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

3w

jim_waltrip_ Count me in

2w Reply

clough7540 I'm interested

2w Reply

36 likes

JUNE 12

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Hello friend,

Thank you so much for your interest in learning more about Michael Waltrip Brewing Company.

Michael and I started the brewing company, along with another pal, a few years ago and are really excited about our growth and where we are headed.

We believe that beer, like life, should be about fun and sharing good times with friends and family. That's what we are all about at Michael Waltrip Brewing Company.

We opened our brewery in downtown Bristol Virginia in 2021 and started welcoming guests into our taproom by Labor Day. In addition to over 20 beers made in house, we also serve delicious wings, burgers, and salads…along with a full bar.

We take pride in our handcrafted beers and hard seltzers. In fact, we won the Best Brewery award this year from the Bristol Herald. And it's not only our beers that are getting attention, our wings took home 1st prize in the 2022 Bristol Wing Walk.

We have grown our beer distribution footprint quickly, too. We now ship Michael Waltrip Brewing Company beers to cities in Virginia, Tennessee, North Carolina, Florida and Arizona. We plan to grow our distribution and retail presence in those markets and beyond.

And, recently, we announced our partnership with Elevatus Brand Partners who are planning to bring the Michael Waltrip Taproom concept to 100 locations over the next five years. The second Michael Waltrip Taproom officially opened in May in the greater Charlotte area to much fanfare and excitement.

Michael and I take our beer very seriously, but we believe in having fun along the way. We love racing, cool cars & motorcycles, sports, music, but most importantly…our friends and family.

Because of that we have been seriously considering opening the company to new investors who may want to be on this journey with us.

I'll be sending out additional information about Michael Waltrip Brewing Company, the latest news, and the potential opportunity to invest in the company.
Thank you again for your interest. Michael and I look forward to having a cold beer with you very soon!

Cheers,
Bryan

Bryan R. Sperber
President & CEO
Michael Waltrip Brewing Co

Hello Friend,

Thank you so much for expressing interest in Michael Waltrip Brewing Company.

I'm excited to share with you that we are planning to open the window for investment on July 6th.

Michael and our whole staff are thrilled to welcome new shareholders to our team. We are on a mission to bring the joy of craft beer to millions of fans, and we want our investors to join us on this exciting ride.

We have a lot of momentum around our brand with the recent announcement of our partnership with Elevatus Brands to franchise up to 100 Michael Waltrip Taprooms across the country. This effort not only helps build the Michael Waltrip Brewing Company brand, but also provides a fun and friendly setting for folks to enjoy our beers.

We also just announced our partnership with Bevana, a brand management company. Bevana will help us commercialize our beer production to be able to meet increasing demand while exponentially increasing our distribution reach into new markets.

All of this means Michael Waltrip Brewing Company is poised for growth.
Michael is fired up and ready to see Michael Waltrip Brewing Company really take off. We hope you will consider joining us as a shareholder and help us build a truly amazing new beer brand for people who love racing, music, fun, friends, and family.

As Michael says, we are in the "smiles" business. We hope you will join us!

Cheers,

Bryan R. Sperber
President & CEO
Michael Waltrip Brewing Co

Michael Waltrip Brewing Company @WaltripBrewing · Jun 27

📢 Exciting news! 🍻 Join us for the first Michael Waltrip Brewing Beer Goggles Webinar on Thursday, June 29th at 6pm ET. 🏁🌃

Registration is absolutely free! Secure your spot now by visiting: [Registration Link](us06web.zoom.us/webinar/regist...)



TUNE IN LIVE!
MICHAEL WALTRIP BREWING CO.
BEER GOGGLES LIVE WEBINAR
HOSTED BY BRYAN SPERBER, PRESIDENT AND CEO MICHAEL WALTRIP BREWING
JOIN US AS WE TALK RACING IN NY, NASCAR, AND OF COURSE...BEER!
Tommy D'Angelo, Driver – Tommy D'Angelo Racing
Jeremy Connors, President of Tommy D'Angelo Racing
REGISTRATION IS FREE RESERVE YOUR SPOT AT
https://us06web.zoom.us/webinar/register/WN_E_vz5ZAJQpqnH00bIEONow
THURSDAY, JUNE 29TH AT 6PM ET.

2 9 960

Michael Waltrip Brewing Company
@WaltripBrewing

Don't miss your chance to partner up with Michael Waltrip Brewing. Sign up today for updates for your chance to invest in the future of Michael Waltrip Brewing!

If you'd like to learn more about the opportunity, please request more info here: MichaelWaltripBrewing.com.

@MW55



MICHAEL
WALTRIP
BREWING CO.
MICHAEL
WALTRIP
BREWING CO.